United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                   FORM 6-K/A
                               (Amendment No. 1)
  (This Form 6-K/A amends registrant's Form 6-K submitted on January 23, 2001)


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


                         For the month of January 2001


                               ICICI Bank Limited
                (Translation of registrant's name into English)


                             4th floor, South Tower
                                 ICICI Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F X          Form 40-F __


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange
                                  Act of 1934.


                             Yes __          No. X


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).


                                Not applicable.


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                               INDEX TO EXHIBITS

Item
----
1.       Press announcement by ICICI Bank Limited.




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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated :  January 29, 2001

                                                    ICICI Bank Limited

                                                    By: /s/ Bhashyam Seshan
                                                        -----------------------
                                                        Name:  Bhashyam Seshan
                                                        Title: Company Secretary